SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE SHAREHOLDERS

PAYMENT OF INTEREST ON  OWN CAPITAL AND INTERIM DIVIDENDS

Telecomunicações de São Paulo S.A. – Telesp (“Company”) hereby notifies the Shareholders that, due to acquisitions of shares under the Company’s Stock Repurchase Program, for the purpose of being held as treasury shares, for further disposal and/or cancellation, as decided at the Meetings of the Board of Directors held on August 11 and 15, 2011, pursuant to Relevant Facts dated August 11 and 15, 2011, the unit values for Interest on  Own Capital and Interim Dividends declared by the Company, pursuant to the Notice to the Shareholders dated September 13, 2011, were adjusted as follows:

I – INTEREST ON  OWN CAPITAL

From:

Per share value (R$)	Immune or Exempt Legal Entities (Gross Value)	Withholding Tax (15%)	Taxed Legal Entities and Individuals (Net Value)
Common Shares	1.042942993098	0.156441448965	0.886501544133
Preferred Shares (*)	1.147237292408	0.172085593862	0.975151698546

(*) 10% higher than the value attributed to each common share, as per article 7 of the Company’s Bylaws.

To:

Per share value (R$)	Immune or Exempt Legal Entities (Gross Value)	WithholdingTax (15%)	Taxed Legal Entities and Individuals (Net Value)
Common Shares	1.042948214228	0.156442232134	0.886505982094
Preferred Shares (*)	1.147243035650	0.172086455347	0.975156580303

(*) 10% higher than the value attributed to each common share, as per article 7 of the Company’s Bylaws.

II – INTERIM DIVIDENDS

From:

Share Type	Common	Preferred (*)
Per share value: R$	0.319057120448	0.350962832493

(*) 10% higher than the value attributed to each common share, as per article 7 of the Company’s Bylaws.

To:

Share Type	Common	Preferred (*)
Per share value: R$	0.319058717696	0.350964589466

(*) 10% higher than the value attributed to each common share, as per article 7 of the Company’s Bylaws.

The payments of Interest on  Own Capital and  Interim Dividends shall be made individually to each shareholder, based on the shareholder registry book position by the end of the day, on September 30, 2011.. After such date, the shares shall be deemed as “ex-interest” and “ex-dividend”. The payment of these proceeds shall start being made until the end of fiscal year 2011, on a date to be decided by theCompany’s Board..

São Paulo, September 30, 2011.

GILMAR ROBERTO PEREIRA CAMURRA

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY
Date:	September 30, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director